Exhibit (a)(5)(H)

Text Message to Shareholders from D.F. King & Co., acting as Information Agent for the Offer.

Agero, Inc. is offering $5.50 cash per share for your Urgent.ly (ULY) stock—a 170.9% premium over the pre-deal price. Contact your broker immediately if you wish to tender your shares. Reply MORE to view the offering materials. Reply STOP to opt-out. Questions: D.F. King, Information Agent, 1-800-758-5880.

IF MORE:

SCHEDULE TO: https://www.sec.gov/Archives/edgar/data/1603652/000119312526131754/d132042dsctot.htm

SCHEDULE 14D-9: https://www.sec.gov/Archives/edgar/data/1603652/000119312526132730/d80461dsc14d9.htm

IF STOP:

We will remove your number from future text messages regarding this matter. We apologize for the inconvenience.